Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777

November 4, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc.
Amendment No. 7 to Registration Statement on Form S-1/A
Filed on November 4, 2010
File No. 333-166854

Dear Mr. Riedler:

Tibet Pharmaceuticals, Inc. (“TBET”) herewith submits Amendment No. 7 to its Registration Statement on Form S-1/A. Amendment No. 7 consists of the submission of signed versions of legal opinions as well as modifications to the Table of Exhibits in Part II to reflect the submission of the exhibits.

TBET understands that the Commission seeks only to review signed legal opinions, and that it has previously responded to all other Commission comments. If TBET’s understanding is incorrect, or if the Commission has additional comments, TBET respectfully requests that the Commission so advise so that TBET may address any remaining concerns.

TBET is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and Amendment No. 7 to the Registration Statement on Form S-1.

Sincerely,

/s/ Christopher J. Mugel

Christopher J. Mugel

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.